FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  30 May 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group PLC
30 May 2008

SIGNET GROUP plc

ANNUAL INFORMATION UPDATE FOR SIGNET GROUP plc FOR THE 12 MONTHS UP TO AND INCLUDING 30 MAY 2008

In accordance with the requirements of Prospectus Rule 5.2, Signet Group plc (the 'Company') submits its Annual Information Update following the publication of its financial statements on 9 April 2008.

In accordance with Article 27(3) of the Prospective Directive Regulation the information referred to in this Annual Information Update was up-to-date at the time it was published but may now be, or may at any time become, out of date. Neither Signet Group plc nor any other person accepts any liability for, or makes any representations (expressed or implied) as to the accuracy or completeness of the information contained in this Annual Information Update.

RNS ANNOUNCEMENTS

The list below shows the announcements that were published on the London Stock Exchange via RNS, a Regulatory Information Service, and can be obtained from their website http://www.londonstockexchange.com/ or the Company's website http://www.signetgroupplc.com/

01-Jun-2007	Holding(s) in Company
01-Jun-2007	Annual Information Update
04-Jun-2007	Final Dividend Payment
07-Jun-2007	Non-Executive Director
08-Jun-2007	1 st Quarter Results
08-Jun-2007	Results of AGM
11-Jun-2007	Holding(s) in Company
14-Jun-2007	Holding(s) in Company
18-Jun-2007	Holding(s) in Company
28-Jun-2007	Holding(s) in Company
29-Jun-2007	Total Voting Rights
12-Jul-2007	Holding(s) in Company
17-Jul-2007	Holding(s) in Company
30-Jul-2007	Holding(s) in Company
31-Jul-2007	Total Voting Rights
31-Jul-2007	Holding(s) in Company
09-Aug-2007	Holding(s) in Company
09-Aug-2007	Q2 Sales Announcement
10-Aug-2007	Blocklisting Interim Review
10-Aug-2007	Holding(s) in Company
17-Aug-2007	Holding(s) in Company
31-Aug-2007	Total Voting Rights
05-Sep-2007	Interim Results
07-Sep-2007	Director/PDMR Shareholding
11-Sep-2007	Director/PDMR Shareholding
12-Sep-2007	Additional Listing
14-Sep-2007	Holding(s) in Company
20-Sep-2007	Holding(s) in Company
20-Sep-2007	Holding(s) in Company
28-Sep-2007	Total Voting Rights
03-Oct-2007	Interim Dividend
09-Oct-2007	Holding(s) in Company
19-Oct-2007	Holding(s) in Company
22-Oct-2007	Holding(s) in Company
24-Oct-2007	Director/PDMR Shareholding
25-Oct-2007	Holding(s) in Company
29-Oct-2007	Holding(s) in Company
31-Oct-2007	Total Voting Rights
02-Nov-2007	Director/PDMR Shareholding
07-Nov-2007	Director/PDMR Shareholding
08-Nov-2007	Q3 Sales Announcement
15-Nov-2007	Holding(s) in Company
15-Nov-2007	Holding(s) in Company
19-Nov-2007	Holding(s) in Company
19-Nov-2007	Holding(s) in Company
21-Nov-2007	Holding(s) in Company
27-Nov-2007	3 rd Quarter Results
30-Nov-2007	Holding(s) in Company
04-Dec-2007	Holding(s) in Company
04-Dec-2007	Holding(s) in Company
04-Dec-2007	Holding(s) in Company
04-Dec-2007	Holding(s) in Company
07-Dec-2007	Holding(s) in Company
11-Dec-2007	Holding(s) in Company
13-Dec-2007	Holding(s) in Company
13-Dec-2007	Holding(s) in Company
18-Dec-2007	Holding(s) in Company
02-Jan-2008	Total Voting Rights
08-Jan-2008	Holding(s) in Company
09-Jan-2008	Directorate Change
09-Jan-2008	Holding(s) in Company
10-Jan-2008	Trading Statement
14-Jan-2008	Holding(s) in Company
14-Jan-2008	Director/PDMR Shareholding
14-Jan-2008	Director/PDMR Shareholding
15-Jan-2008	Director/PDMR Shareholding
15-Jan-2008	Director/PDMR Shareholding
16-Jan-2008	Director/PDMR Shareholding
17-Jan-2008	Director/PDMR Shareholding
18-Jan-2008	Holding(s) in Company
21-Jan-2008	Director/PDMR Shareholding
21-Jan-2008	Director/PDMR Shareholding
31-Jan-2008	Total Voting Rights
05-Feb-2008	Blocklisting Interim Review
05-Feb-2008	Holding(s) in Company
07-Feb-2008	Signet Fourth Quarter Sales
22-Feb-2008	Holding(s) in Company
29-Feb-2008	Total Voting Rights
13-Mar-2008	Holding(s) in Company
20-Mar-2008	US Lawsuit
28-Mar-2008	Holding(s) in Company
31-Mar-2008	Total Voting Rights
01-Apr-2008	Director/PDMR Shareholding
02-Apr-2008	Holding(s) in Company
04-Apr-2008	Holding(s) in Company
09-Apr-2008	Final Results
30-Apr-2008	Total Voting Rights
01-May-2008	Director/PDMR Shareholding
01-May-2008	Holding(s) in Company
01-May-2008	Documents Filed with FSA
06-May-2008	Holding(s) in Company
08-May-2008	Q1 Sales
27-May-2008	Holding(s) in Company
27-May-2008	Holding(s) in Company

DOCUMENTS FILED AT COMPANIES HOUSE

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff, C14 3UZ. They are also available through Companies House direct at www.direct.companieshouse.gov.uk

15-Jun-2007	169	Transaction in Own Shares
25-Jun-2007	RES01	AGM Resolutions
26-Jun-2007	MEM/ARTS	Articles of Assocation
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
12-Jul-2007	88(2)	Return of Allotment of Shares
14-Jul-2007	88(2)	Return of Allotment of Shares
28-Jul-2007	88(2)	Return of Allotment of Shares
06-Aug-2007	363s	Annual Return
07-Aug-2007	88(2)	Return of Allotment of Shares
12-Aug-2007	88(2)	Return of Allotment of Shares
16-Aug-2007	88(2)	Return of Allotment of Shares
22-Aug-2007	AA	Accounts
24-Aug-2007	88(2)	Return of Allotment of Shares
24-Aug-2007	88(2)	Return of Allotment of Shares
24-Aug-2007	88(2)	Return of Allotment of Shares
04-Oct-2007	88(2)	Return of Allotment of Shares
04-Oct-2007	88(2)	Return of Allotment of Shares
11-Oct-2007	88(2)	Return of Allotment of Shares
21-Oct-2007	88(2)	Return of Allotment of Shares
08-Nov-2007	88(2)	Return of Allotment of Shares
30-Dec-2007	88(2)	Return of Allotment of Shares
17-Jan-2008	88(2)	Return of Allotment of Shares
17-Jan-2008	88(2)	Return of Allotment of Shares
24-Jan-2008	288a	Appointment of Director
04-Feb-2008	88(2)	Return of Allotment of Shares
12-Feb-2008	88(2)	Return of Allotment of Shares
18-Feb-2008	88(2)	Return of Allotment of Shares
10-Apr-2008	88(2)	Return of Allotment of Shares
28-Apr-2008	88(2)	Return of Allotment of Shares
16-May-2008	403a	Declaration of Satisfaction in Full or in Part of a Mortgage or Charge

DOCUMENTS FILED WITH SEC

The Company has a secondary listing on the New York Stock Exchange and simultaneously submitted copies of the announcements on Forms 6-K to the US Securities and Exchange Commission ('SEC'). These filings can be found on the SEC's website at http://www.sec.gov/.

01-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001589 (34 Act)
01-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001590 (34 Act)
04-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001602 (34 Act)
07-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001619 (34 Act)
08-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-07-132088 (34 Act)
08-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001628 (34 Act)
11-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001637 (34 Act)
14-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001668 (34 Act)
18-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001684 (34 Act)
28-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001780 (34 Act)
29-Jun-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001801 (34 Act)
12-Jul-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001885 (34 Act)
17-Jul-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001920 (34 Act)
30-Jul-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-001995 (34 Act)
31-Jul-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002009 (34 Act)
01-Aug-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002027 (34 Act)
09-Aug-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002086 (34 Act)
09-Aug-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002087 (34 Act)
10-Aug-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002098 (34 Act)
10-Aug-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002102 (34 Act)
17-Aug-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002144 (34 Act)
31-Aug-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002211 (34 Act)
05-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-07-195509 (34 Act)
07-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002266 (34 Act)
11-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002287 (34 Act)
12-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002326 (34 Act)
14-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002326 (34 Act)
20-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002359 (34 Act)
20-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002360 (34 Act)
27-Sep-2007	Upload	[Cover] SEC-generated letter Acc-no: 0000000000-07-047259
28-Sep-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002422 (34 Act)
28-Sep-2007	Corresp	[Cover] Correspondence Acc-no: 0000909518-07-000854
03-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002459 (34 Act)
09-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002590 (34 Act)
19-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002590 (34 Act)
22-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002590 (34 Act)
24-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002604 (34 Act)
25-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002618 (34 Act)
29-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002636 (34 Act)
31-Oct-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002652 (34 Act)
02-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002678 (34 Act)
07-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002712 (34 Act)
15-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002770 (34 Act)
15-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002774 (34 Act)
19-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002801 (34 Act)
20-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002802 (34 Act)
21-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002810 (34 Act)
27-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002847 (34 Act)
30-Nov-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002885 (34 Act)
04-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002915 (34 Act)
04-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002915 (34 Act)
05-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002915 (34 Act)
05-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002916 (34 Act)
07-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002967 (34 Act)
11-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002967 (34 Act)
13-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002981 (34 Act)
13-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-002992 (34 Act)
17-Dec-2007	Upload	[Cover] SEC-generated letter Acc-no: 0000000000-07-060967
18-Dec-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-07-003012 (34 Act)
02-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000001 (34 Act)
08-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000036 (34 Act)
09-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000041 (34 Act)
09-Jan-2008	6-K /A	[Amend] Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000042 (34 Act)
14-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000062 (34 Act)
14Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000063 (34 Act)
14-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000064 (34 Act)
15-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000072 (34 Act)
15-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000073 (34 Act)
16-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000084 (34 Act)
17-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000087 (34 Act)
18-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000095 (34 Act)
22-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000098 (34 Act)
22-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000099 (34 Act)
31-Jan-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000149 (34 Act)
01-Feb-2008	SC 13G/A	[Amend] Statement of acquisition of beneficial ownership by individuals Acc-no: 0000949308-08-000085 (34 Act)
05-Feb-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000180 (34 Act)
05-Feb-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000183 (34 Act)
07-Feb-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000197 (34 Act)
22-Feb-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000296 (34 Act)
29-Feb-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000337 (34 Act)
13-Mar-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000434 (34 Act)
20-Mar-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000478 (34 Act)
28-Mar-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000518 (34 Act)
31-Mar-2007	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000532 (34 Act)
01-Apr-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000539 (34 Act)
02-Apr-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000551 (34 Act)
04-Apr-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000580 (34 Act)
09-Apr-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000612 (34 Act)
30-Apr-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000759 (34 Act)
30-Apr-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000760 (34 Act)
01-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000780 (34 Act)
01-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000781 (34 Act)
01-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001156973-08-000484 (34 Act)
01-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000783 (34 Act)
01-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000784 (34 Act)
06-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000806 (34 Act)
08-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000824 (34 Act)
09-May-2008	20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)] Acc-no: 0001156973-08-000528 (34 Act
27-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000941 (34 Act)
27-May-2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000942 (34 Act)

DOCUMENTS PUBLISED AND SENT TO SHAREHOLDERS OR FILED WITH THE UKLA VIEWING FACILITY.

01-May-2008
Annual Report and Accounts

Signet Group Plc Annual Review and Summary Financial Statement for year ended 2 February 2008; Signet Group plc Annual Report on Form 20-F 2008; Chairman's Letter and Notice of Meeting; Proxy Forms

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf,
London E14 5HS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  30 May 2008